Exhibit 12(c)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	3 Months Ended March 31,	Years Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings, as defined:
Income Before Income Taxes	$63	$221	$278	$246	$298	$216

Total fixed charges as below	26	121	114	143	159	190
Less interest component of AFUDC		2	2	3	1
Total fixed charges included in Income Before Income Taxes	26	119	112	140	158	190

Total earnings	$89	$340	$390	$386	$456	$406

Fixed charges, as defined:
Interest on long-term debt	$22	$105	$94	$109	$131	$151
Interest on short-term debt and other interest	2	9	13	23	13	22
Amortization of debt discount, expense and premium - net	2	6	6	7	8	9
Estimated interest component of operating rentals		1	1	4	7	8

Total fixed charges (a)	$26	$121	$114	$143	$159	$190

Ratio of earnings to fixed charges	3.4	2.8	3.4	2.7	2.9	2.1

Preferred stock dividend requirements on a pre-tax basis	$7	$28	$28	$27	$24	$4
Fixed charges, as above	26	121	114	143	159	190
Total fixed charges and preferred stock dividends	$33	$149	$142	$170	$183	$194
Ratio of earnings to combined fixed charges and preferred stock dividends	2.7	2.3	2.7	2.3	2.5	2.1

(a)	Interest on unrecognized tax benefits is not included in fixed charges.